UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OBM APPROVAL	
OMB Number:	3235-0123
Expires:	August 21,2020
Estimated average burden hours per response:	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Willow Road
(No. and Street)

Menlo Park (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lyons (916) 496 0291
(Area Code — Telephone Number)

B. ACCOUNTANT INDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young, LLP
(Name — *if individual, state last, first, middle name)*

560 Mission St #1600 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1420 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATON

I, Scott Friedman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Financial, LLC _____, as of February 26 _____, 20 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Jennifer Lee Scheck
State of Florida
My Commission Expires 04/14/2021
Commission No. GG 86531

_____
Signature

President and Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Robinhood Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
February 26, 2019

A member firm of Ernst & Young Global Limited

Robinhood Financial, LLC
Table of Contents


Robinhood Financial, LLC
Statement of Financial Condition
December 31, 2018


Assets

Cash and cash equivalents	$	23,373,249
Receivables:		
Due from broker-dealer and affiliated broker-dealer		3,069,634
Executing broker receivables		8,620,387
Other receivables		399,636
Securities owned		1,922,517
Prepaid expenses		12,626,874
Property and equipment, net		15,350
Total Assets	$	50,027,647

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	4,746,767
Accrued selling and promotional expenses		5,469,522
Deferred revenue		1,726,944
Due to Parent		1,056,367
Due to affiliated broker-dealer		955,207
Total Liabilities		13,954,807
Commitments and contingencies		—
Member's equity	$	36,072,840
Total Liabilities and Member's Equity	$	50,027,647


The accompanying notes are an integral part of this financial statement.


NOTE 1: NATURE OF BUSINESS AND OWNERSHIP

Business

Robinhood Financial, LLC (the Company) was organized in the State of Delaware on August 13, 2012. The Company is a wholly owned subsidiary of Robinhood Markets, Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company, (a non-exchange member) is a fully disclosed broker-dealer member and brokers online transactions using its mobile technology in listed equity securities and equity options for retail users. Apex Clearing Corporation (Apex) and Robinhood Securities, LLC (RHS), a subsidiary of the Parent, are the clearing broker-dealer firm and affiliated clearing broker-dealer firm of record, respectively. In November 2018, RHF converted its users from Apex to RHS. These retail users have electronic access to Robinhood's trading platform. Transactions are unsolicited; the Company works in an agency capacity and records transactions in securities and trade-related revenue and expenses on the trade date basis.

Under its membership agreement with FINRA, the Company is exempt from paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. The Company based its estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Company's financial statement.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with maturities at the time of purchase of three months or less to be cash equivalents. Money market mutual fund investments and money market accounts are included in cash and cash equivalents and are valued at reported

net asset value. The fair value for instruments held with less than three months to maturity is deemed to be their carrying value.

Due to/from broker-dealer and affiliated broker-dealer

Due to affiliated broker-dealer represents monies payable to RHS for clearing related services. Due from broker represents receivables from Apex and RHS.

Executing broker receivables

Executing broker receivable represent receivables from market-making broker-dealers for routing user orders for execution (order flows). Orders are trades which customers have not specifically instructed to be routed to a particular venue for execution. These receivables are short term and settle within 30 days.

Securities owned

The Company owns an inventory of stocks to be used as promotional rewards for customers and new customers they refer for referring and opening a new account. These are recorded on trade-date basis and securities owned are recorded at their fair value.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses them over contract terms. These prepaid expenses include items such as prepayments on insurance, regulatory fees, web services, data feed, research, software subscriptions, etc. Included in this prepaid expense total is the unamortized portion of the extension fee that RHF paid to Apex to amend its clearing agreement. This extension fee is being amortized over two years based on a termination option written in the agreement.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income taxes

The Company is treated as a disregarded entity for income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for income taxes is included in the financial statement.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB updated the accounting standards on the recognition and measurement of financial instruments. The update requires entities to carry marketable equity securities, excluding investments in securities that qualify for the equity method of accounting, at fair value with changes in fair value reflected in net income each reporting period. The update affects other aspects of accounting for equity instruments, as well as the accounting for financial liabilities utilizing the fair value option. The update eliminates the requirement to disclose the methods and assumptions used to estimate the fair value of financial assets or liabilities held at cost on the balance sheet and requires entities to use the exit price notion when measuring the fair value of these financial instruments. The standard is effective for interim and annual periods beginning after December 15, 2017. The adoption of the standard did not have a material impact on the Company's financial statement.

NOTE 4: DUE FROM BROKER-DEALER AND AFFILIATED BROKER-DEALER

Due from broker-dealer and affiliated broker-dealer represents receivables from Apex and RHS. Amount at December 31, 2018 consists of:

Clearing deposit at broker-dealer	$	1,002,709
Cash held at the Company's proprietary account at broker-dealer		488,195
Cash held at the Company's proprietary account at affiliated broker-dealer		1,035,086
Receivable related to clearing activities and settlement with broker-dealer		543,644
Total due from broker-dealer and affiliated broker-dealer	$	3,069,634

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by as follows:

Computer Equipment	$	37,736
Less: accumulated depreciation		(22,386)
Property and equipment, net	$	15,350

Property and equipment are recorded at historical cost less accumulated depreciation, which is computed on a straight-line basis over their estimated useful life. The estimated useful life for computer equipment is 3-5 years.

NOTE 6: RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Parent for rent, payroll, technology, information services, and other occupancy expenses. The balance due to the Parent as of December 31, 2018 is $1,056,367.

In June 2018, the Company entered into a clearing agreement with Robinhood Securities, LLC ("RHS") whereby the Company introduces its users on a fully disclosed basis. RHS performs clearing and other related services. The balance due to RHS was $955,207 as of December 31, 2018.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company maintains cash in bank accounts at financial institutions that exceed federally insured limits. Money market funds are not FDIC insured. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Beginning on or about December 6, 2018, Apex Clearing Corporation ("Apex") filed a Statement of Claim against Robinhood Financial LLC before FINRA alleging a breach of certain of the parties' clearing agreements. The Company has asserted claims against Apex, including breach of contract, unjust enrichment and tortious interference. The Company believes this lawsuit is without merit and we are vigorously defending it. Given the nature of this case, the Company is unable to estimate the possible loss or range of loss, if any, arising from this matter.

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that have a material impact on the financial statement.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in an active market at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The authoritative guidance for fair value measurement establishes a fair value hierarchy that priorities the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priorities to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are described below:

Level 1 Inputs: Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 Inputs: Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 Inputs: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Determination of Fair Value

The Company uses the market approach to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The fair value of securities owned, which are equity securities, is based on quoted prices in active markets. Securities owned are classified as Level 1.

Securities that were awarded to our users as a part of the Company's promotional referral program but not claimed as of December 31, 2018 are measured at fair value. As of December 31, 2018, the Company has $977,991 in liabilities related to equity securities that are classified as Level 1 but not yet claimed, which is included as accrued selling and promotional expenses in the Statement of Financial Condition.

Other financial instruments are recorded by the Company at contractual amounts, which approximate fair value. This includes receivables, payables and deferred revenues. These instruments have short-term maturities and are classified as Level 1.

NOTE 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure. The evaluation was performed through the date the financial statement was available to be issued.

Based upon this review, one subsequent event was noted; in February 2019, the Parent contributed $23,248,257 to the Company. No other events took place requiring recording or disclosure in the Statement of Financial Condition.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $13,007,337 which was $11,289,494 in excess of its required net capital of $1,717,843; and the Company's ratio of aggregate indebtedness ($25,767,627) to net capital was 1.981 to 1. Aggregate indebtedness as of December 31, 2018 includes contingent liabilities under SEA Rule 15c3-1(c)(1) that don't meet the definition of contingent liability under U.S. GAAP.